ECI Telecom Ltd.

Consolidated Financial Statements as at March 31, 2002
------------------------------------------------------------------------------


Contents


                                                                        Page


Consolidated Balance Sheets                                              2


Consolidated Statements of Income                                        4


Consolidated Statements of Comprehensive Income                          6


Consolidated Statements of Changes in Shareholders' Equity               7


Consolidated Statements of Cash Flows                                    9


Condensed Notes to the Interim Consolidated Financial Statements        13

The Board of Directors of ECI Telecom Ltd.

Review of the unaudited interim consolidated financial statements for the three month period ended March 31, 2002

At your request, we have reviewed the interim consolidated balance sheet of ECI Telecom Ltd. and its subsidiaries as at March 31, 2002, and the related interim consolidated statements of income, the interim statements of comprehensive income, the interim statements of changes in shareholders' equity and the interim consolidated statements of cash flows for the three month period then ended.

Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel (such review procedures are substantially identical to review procedures in the United States) and included, inter alia, reading the said financial statements, reading the minutes of Shareholders' Meetings and of the Board of Directors and its committees, as well as making inquiries of those responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain consolidated subsidiaries, whose assets constitute approximately 8% of the total consolidated assets as at March 31, 2002 and whose revenues constitute approximately 10% of the consolidated revenues for the three month period then ended. Furthermore, the data included in the interim financial statements relating to the net asset value of the Company's investments in affiliation and its equity in their operating results, is based on the interim financial statements of such affiliates, for most of them, were reviewed by other auditors.

Since such a review is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, including the review of reports of other auditors, nothing came to our attention which would indicate the necessity of making material changes in the said financial statements in order for them to be in conformity with generally accepted accounting principles
(GAAP) in the United States, and in conformity with the U.S. Securities and Exchange Commission Regulation regarding Interim Financial Statements (regulation S-X: Item 210.10-01). Note 9 to the Financial Statements describes the material differences between U.S. and Israeli GAAP as they relate to these financial statements.

We call attention to Note 7 to the consolidated financial statements regarding legal procedures against the Company.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 3, 2002



Consolidated Balance Sheets as at
------------------------------------------------------------------------------------------------------------------------------

                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          ----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          ----------------------------------------------------
Assets

Current assets
Cash and cash equivalents                                                       312,990           215,848            226,192
Short-term investments                                                            9,658            28,691              7,126
Receivables:
 Trade                                                                          267,384           422,772            300,753
 Other                                                                           47,213            62,408             66,361
Prepaid expenses                                                                 12,886             9,928              9,839
Recoverable costs and estimated earnings, not yet billed                         13,568            39,265             30,368
Inventories                                                                     242,776           380,982            274,640
                                                                                -------         ---------            -------
Total current assets                                                            906,475         1,159,894            915,279
                                                                                -------         ---------            -------

Long-term bank deposits and receivables, net                                    174,260           166,106            172,755
                                                                                -------         ---------            -------

Investments                                                                      37,366            42,976             36,541
                                                                                -------         ---------            -------
Property, plant and equipment
Cost                                                                            321,054           341,463            323,891
Less - Accumulated depreciation                                                 146,421           144,582            141,543
                                                                                -------         ---------            -------
                                                                                174,633           196,881            182,348
                                                                                -------         ---------            -------
Software development costs, net                                                  25,370            28,547             27,086
                                                                                -------         ---------            -------
Other assets                                                                     29,954           123,442             82,918
                                                                                -------         ---------            -------

____________________ President, Chief Executive Officer
Doron Inbar

_____________________ Senior Vice President and
Shmuel Gitlin         Chief Financial Officer


Petah Tikva, May 3, 2002

                                                                              ---------         ---------          ---------
Total assets                                                                  1,348,058         1,717,846          1,416,927
                                                                              =========         =========          =========



                                                                                            ECI Telecom Ltd.
------------------------------------------------------------------------------------------------------------

                                                                               March 31           March 31        December 31
                                                                                   2002               2001               2001
                                                                         --------------     --------------     --------------
                                                                            (Unaudited)        (Unaudited)          (Audited)
                                                                         --------------     --------------     --------------
                                                                         $ in thousands     $ in thousands     $ in thousands
                                                                         --------------     --------------     --------------

Liabilities and shareholders' equity

Current liabilities
Short-term credits and current maturities of long-term debt                    123,352            104,929            120,030
Trade payables                                                                  44,407            157,391             79,776
Other payables and accrued liabilities                                         189,556            234,735            180,780
                                                                            ----------          ---------          ---------

Total current liabilities                                                      357,315            497,055            380,586
                                                                            ----------          ---------          ---------

Long-term liabilities

Loans from banks                                                               146,667            250,000            200,000
Other liabilities                                                               11,247             10,411             11,573
Liability for employee severance benefits, net                                  27,716             28,014             28,338
                                                                            ----------          ---------           --------

Total long-term liabilities                                                    185,630            288,425            239,911
                                                                            ----------          ---------           --------
Total liabilities                                                              542,945            785,480            620,497
                                                                            ----------          ---------           --------
Minority Interest                                                               52,557             29,755             41,574
                                                                            ----------          ---------           --------
Shareholders' equity
Share capital                                                                    6,140              5,873              5,873
Capital surplus                                                                622,975            680,732            656,614
Accumulated other comprehensive income (loss)                                    1,944               (923)             1,800
Retained earnings                                                              121,497            329,501            173,567
                                                                            ----------          ---------           --------
                                                                               752,556          1,015,183            837,854

Treasury stock                                                                       -           (112,572)           (82,998)
                                                                            ----------          ---------           --------
Total shareholders' equity                                                     752,556            902,611            754,856
                                                                            ----------          ---------           --------

                                                                            ----------          ---------           --------
Total liabilities and shareholders' equity                                   1,348,058          1,717,846          1,416,927
                                                                             =========          =========          =========


The accompanying notes are an integral part of these interim financial statements.


                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------



                                                                               Three months ended                  Year ended
                                                                          ----------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          ----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          ----------------------------------------------------

Revenues                                                                        194,694           252,510          1,014,629
Cost of revenues                                                                119,211           183,924            698,049
Royalties to the government                                                       3,821          (*)5,404             18,927
Inventory write-off                                                                   -            95,020            108,346
                                                                             -----------       ----------         ----------

Gross profit (loss)                                                              71,662           (31,838)           189,307
Research and development costs, net                                              27,709            43,642            141,406
Selling and marketing expenses                                                   31,636         (*)44,012            155,684
General and administrative expenses                                              15,926            26,367             91,778
Amortization of acquisition - related intangible assets                             440             6,038             17,946
Impairment of assets (Note 4B)                                                   15,835            83,167            133,506
Liability for royalties payable to the Chief Scientist                                -                 -              8,394
Restructuring and spin-off expenses                                                   -             7,496             24,522
Purchase of in-process research and development                                       -                 -                916
                                                                             -----------       ----------         ----------
Operating loss                                                                  (19,884)         (242,560)          (384,845)
Financial expenses                                                               (6,243)           (8,955)           (27,806)
Financial income                                                                  7,534            15,253             33,776
Other income (expenses), net                                                     10,714           (20,157)           (32,768)
                                                                             -----------       ----------         ----------
Loss from continuing operations
 before taxes on income                                                          (7,879)         (256,419)          (411,643)
Taxes on income                                                                  (4,677)              648               (221)
                                                                             -----------       ----------         ----------
Loss from continuing operations
 after taxes on income                                                          (12,556)         (255,771)          (411,864)
Company's equity in results of investee companies - net                            (800)              546               (983)
Minority interest in results of subsidiaries - net                               (1,518)             (812)            (2,383)
                                                                             -----------       ----------         ----------
Loss from continuing operations                                                 (14,874)         (256,037)          (415,230)
Gain (loss) from discontinued operation, net of income taxes                          -            (2,108)             1,151
Cumulative effect of an accounting change, net (Note 4A)                        (37,196)            1,703              1,703
                                                                             -----------       ----------         -----------
Loss for the period                                                             (52,070)         (256,442)          (412,376)
                                                                             ===========       ===========        ===========


(*)  Reclassified


The accompanying notes are an integral part of these interim financial statements.


                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Income (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                 Three months ended                Year ended
                                                                           --------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                           --------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                           --------------------------------------------------
                                                                                     US$               US$                US$
                                                                           --------------------------------------------------

Loss per share

Basic and diluted loss per share:

Continuing operations                                                             (0.15)            (2.77)             (4.47)
Discontinuing operations                                                              -             (0.02)              0.01
Cumulative effect of an accounting change, net                                    (0.37)             0.02               0.02
                                                                               -----------       ---------            --------

                                                                                   0.52             (2.77)             (4.44)
                                                                               ===========       =========            ========

Weighted average number of shares outstanding used to
 compute basic and diluted earnings per share - in thousands                    100,430            92,455             92,896
                                                                               ===========       =========            ========



The accompanying notes are an integral part of these interim financial statements.


                                                                                                              ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income
------------------------------------------------------------------------------------------------------------------------------

                                                                               Three months ended                  Year ended
                                                                          ----------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          ----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          ----------------------------------------------------

Loss for the period                                                             (52,070)         (256,442)          (412,376)

Other comprehensive income (loss):

Cumulative effect of an accounting change, net                                        -            (2,631)            (2,631)

Unrealized gains from changes in the fair value of financial
 instruments                                                                        432             4,566              4,431

Realization of loss (gain) on available for sale securities, net                      -            (3,766)             5,229

Unrealized holding losses on available for sale
 securities arising during the period, net                                         (288)             (390)            (6,527)
                                                                               ---------         ---------          ---------

Total other comprehensive income (loss)                                             144            (2,221)               502
                                                                               ---------         ---------          ---------
Comprehensive loss                                                              (51,926)         (258,663)          (411,874)
                                                                               =========         ==========         =========




The accompanying notes are an integral part of these interim financial statements.




                                                                                                                 ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                    --------------------------------------------------------------
                                                                                              $ in thousands except share amounts
                                                                    --------------------------------------------------------------


Balance at January 1, 2002 (audited)                                93,573,549           5,873        656,614           1,800

Unaudited

Net loss for the three months ended March 31, 2002                           -               -              -               -
Share issuance, net                                                 13,160,000             263        (34,227)              -
Share issuance to employees                                            164,198               4            540               -
Net unrealized loss on available for sale securities                         -               -              -            (288)
Amortization of deferred compensation expenses                               -               -             48               -
Net unrealized gain on financial instruments                                 -               -              -             432
                                                                  -------------       ---------     ----------         --------
Balance at March 31, 2002 (unaudited)                              106,897,747           6,140        622,975           1,944
                                                                  =============       =========     ==========         ========

Balance at January 1, 2001 (audited)                                92,358,907           5,873        681,806           1,298

Unaudited

Net loss for the three months ended March 31, 2001                           -               -              -               -
Realization of gain on available for sale securities, net                    -               -              -          (3,766)
Net unrealized loss on available for sale securities                         -               -              -            (390)
Amortization of deferred compensation expenses                               -               -          1,477               -
Sale of Company's stock                                                288,206               -         (2,551)              -
Cumulative effect of an accounting change - net                              -               -              -          (2,631)
Net unrealized gain on financial instruments                                 -               -              -           4,566
                                                                  -------------       ---------     ----------         --------
Balance at March 31, 2001 (unaudited)                               92,647,113           5,873        680,732            (923)
                                                                  =============       =========     ==========         ========



(Continuation of table)

                                                                                                        Total
                                                                     Retained        Treasury   shareholders'
                                                                     earnings           stock          equity
                                                                   -------------------------------------------
                                                                       $ in thousands except share amounts
                                                                   -------------------------------------------

Balance at January 1, 2002 (audited)                                 173,567         (82,998)        754,856

Unaudited

Net loss for the three months ended March 31, 2002                   (52,070)              -         (52,070)
Share issuance, net                                                        -          82,998          49,034
Share issuance to employees                                                -               -             544
Net unrealized loss on available for sale securities                       -               -            (288)
Amortization of deferred compensation expenses                             -               -              48
Net unrealized gain on financial instruments                               -               -             432
                                                                    ----------       -----------    ----------
Balance at March 31, 2002 (unaudited)                                121,497               -         752,556
                                                                    ==========       ===========    =========

Balance at January 1, 2001 (audited)                                 585,943        (117,490)      1,157,430

Unaudited

Net loss for the three months ended March 31, 2001                  (256,442)              -        (256,442)
Realization of gain on available for sale securities, net                  -               -          (3,766)
Net unrealized loss on available for sale securities                       -               -            (390)
Amortization of deferred compensation expenses                             -               -           1,477
Sale of Company's stock                                                    -           4,918           2,367
Cumulative effect of an accounting change - net                            -               -          (2,631)
Net unrealized gain on financial instruments                               -               -           4,566
                                                                    ----------      ------------    ----------
Balance at March 31, 2001 (unaudited)                                329,501        (112,572)        902,611
                                                                    ==========      ============    =========

The accompanying notes are an integral part of these interim financial statements.



                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                   Accumulated
                                                                         Number                                          other
                                                                             of           Share        Capital   comprehensive
                                                                         shares         capital        surplus   income (loss)
                                                                   ------------------------------------------------------------
                                                                                      $ in thousands except share amounts
                                                                   ------------------------------------------------------------

Balance at January 1, 2001 (Audited)                                92,358,907           5,873        681,806           1,298

Audited

Net loss for the year ended December 31, 2001                                -               -              -               -

Cumulative effect of an accounting change, net                               -               -              -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                       -               -              -           4,431

Realization of gain on available for sale securities, net                    -               -              -           5,229

Net unrealized gain on available for sale securities                         -               -              -          (6,527)

Amortization of deferred compensation expenses                               -               -          3,208               -

Sale of treasury stock                                               1,214,642               -        (28,400)              -
                                                                    ----------        ---------      --------          --------

Balance at December 31, 2001 (Audited)                              93,573,549           5,873        656,614           1,800
                                                                    ==========        =========      ========          ========


(Continuation of table)


                                                                                                          Total
                                                                       Retained        Treasury   shareholders'
                                                                       earnings           stock          equity
                                                                   -----------------------------------------------
                                                                          $ in thousands except share amounts
                                                                   -----------------------------------------------

Balance at January 1, 2001 (Audited)                                   585,943        (117,490)      1,157,430

Audited

Net loss for the year ended December 31, 2001                         (412,376)              -        (412,376)

Cumulative effect of an accounting change, net                               -               -          (2,631)

Net unrealized gain from change in the fair value of
 financial instruments                                                       -               -           4,431

Realization of gain on available for sale securities, net                    -               -           5,229

Net unrealized gain on available for sale securities                         -               -          (6,527)

Amortization of deferred compensation expenses                               -               -           3,208

Sale of treasury stock                                                       -          34,492           6,092
                                                                      ---------        -------         --------

Balance at December 31, 2001 (Audited)                                 173,567         (82,998)        754,856
                                                                       ========        ========        ========



The accompanying notes are an integral part of these interim financial statements.



                                                                                                            ECI Telecom Ltd.

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------


                                                                               Three months ended                  Year ended
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          -----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          -----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          -----------------------------------------------------
Cash flows for operating activities

Loss for the period                                                             (52,070)         (256,442)          (412,376)

Adjustments to reconcile loss to cash provided by (used in) operating activities:

Depreciation and amortization                                                    14,345            21,106             71,281
Cumulative effect of an accounting change, net                                   37,196            (1,703)            (1,703)
Amortization of deferred compensation (including
 subsidiaries)                                                                      234             2,278              5,339
Loss on sale of property and equipment                                            1,391               896              1,778
Impairment of assets                                                             15,835            83,167            133,506
Liability for royalties payable to the Chief Scientist                                -                 -              8,394
Capital loss (gain), net                                                        (11,306)            7,953             23,352
Other - net (mainly deferred taxes)                                               1,463            (2,350)            (3,542)
In-process research and development costs                                             -                 -                916
Company's equity in results of investee companies                                   800              (546)               983
Minority interest in net results of subsidiaries                                  1,518               812              2,383
Decrease (increase) in short-term investments                                        61            (3,707)             4,780
Decrease (increase) in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                              44,222       (*) (29,811)            62,445
Decrease in other receivables                                                    16,620             4,570             11,336
Increase in prepaid expenses                                                     (3,047)           (2,964)            (3,456)
Decrease (increase) in recoverable costs
 and estimated earnings -
 not yet billed                                                                   8,012           (15,034)           (11,542)
Decrease in inventories -
 including one- time write-off                                                   31,864             7,421             95,349
Decrease in trade payable                                                       (35,369)          (19,781)           (92,800)
Increase (decrease) in other payables and accrued liabilities                     9,730            31,416            (10,529)
Increase (decrease) in other long-term liabilities                                 (326)            4,116               (275)
Decrease in liability for employee severance
 benefits, net                                                                     (622)             (367)               (79)
                                                                                --------         ---------          ---------

Net cash provided by (used in) operating activities                              80,551          (168,970)          (114,460)
                                                                                --------         ---------          ---------

(*)  Reclassified

The accompanying notes are an integral part of these interim financial statements.


                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Cash Flows
------------------------------------------------------------------------------------------------------------------------------

                                                                               Three months ended                  Year ended
                                                                          -----------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          -----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          -----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          -----------------------------------------------------

Cash flows for investing activities

Decrease (increase) in short-term investments, net                               (2,881)           (9,331)             6,122
Software development costs capitalized                                           (3,474)           (5,488)           (19,407)
Investment in property, plant and equipment                                      (3,061)          (11,258)           (31,743)
Proceeds from sale of property, plant and equipment                                 154               213              2,158
Purchase of technology                                                                -              (138)            (1,580)
Acquisition of investee companies                                                (1,783)             (684)            (1,266)
Long-term loans granted                                                          (2,107)      (*) (11,081)           (19,776)
Long-term loans granted to investee companies                                         -              (184)              (184)
Proceeds from sale of activities and shares of
 investee companies                                                                   -             2,700              4,419
Proceeds from sale of available for sale securities                                   -             3,911              4,632
Repayment of due from related party                                                   -                 -              2,275
Sale of shares of consolidated subsidiary                                        20,302                 -                  -
Acquisition of newly consolidated subsidiaries (see Note A)                           -                 -                288
Proceeds from realization of a subsidiary (see Note B)                                -             4,448             14,053
                                                                                --------       ----------            --------
Net cash provided by (used in) investing activities                               7,151           (26,892)           (40,009)
                                                                                --------       ----------            --------


(*)   Reclassified



The accompanying notes are an integral part of the financial statements.



                                                                                                             ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                               Three months ended                  Year ended
                                                                          ----------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          ----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          ----------------------------------------------------

Cash flows from financing activities

Proceeds from (repay of) long-term debt                                         (50,000)          250,000            250,000
Decrease in short-term credit, net                                                    -          (126,872)          (162,487)
Sale of Company's stock held by a subsidiary                                          -             2,367              6,092
Proceeds from share issuance                                                     49,034                 -                  -
Proceeds from share issuance to employees                                           544                 -                  -
Dividend pay to the minority                                                          -                 -               (481)
                                                                               ---------        ---------            --------
Net cash provided by (used in) financing activities                                (422)          125,495             93,124
                                                                               ---------        ---------            --------
Effect of change in exchange rate on cash                                          (482)             (228)             1,094
                                                                               ---------        ---------            --------
Changes in cash and cash equivalents                                             86,798           (70,595)           (60,251)

Cash and cash equivalents at beginning of period                                226,192           286,443            286,443
                                                                               ---------        ---------            --------
Cash and cash equivalents at end of period                                      312,990           215,848            226,192
                                                                               =========        =========            ========







The accompanying notes are an integral part of these interim financial statements.



                                                                                                              ECI Telecom Ltd.

Consolidated Statement of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

                                                                               Three months ended                  Year ended
                                                                          ----------------------------------------------------
                                                                                March 31          March 31        December 31
                                                                                    2002              2001               2001
                                                                          ----------------------------------------------------
                                                                             (Unaudited)       (Unaudited)          (Audited)
                                                                          ----------------------------------------------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          ----------------------------------------------------

A.       Acquisition of newly subsidiaries

Current assets (other than cash)                                                      -                 -              2,174
Property, plant, equipment and other assets, net                                      -                 -               (707)
Goodwill                                                                              -                 -            (16,348)
In process research and development                                                   -                 -               (916)
Long-term liabilities                                                                 -                 -              1,500
Minority interest                                                                     -                 -              9,841
Capital gain on issue of shares to minority interest,
 in consideration for acquisition thereof                                             -                 -              4,744
                                                                               ---------       -----------          ---------
                                                                                      -                 -                288
                                                                               =========       ===========          =========

B.       Proceeds from realization of a subsidiary

Current assets (other than cash)                                                      -             2,772              8,468
Property, plant and equipment and other assets, net                                   -               322              6,364
Inventories                                                                           -             1,898             17,948
Investment in investee companies                                                      -                 -               (133)
Minority interest                                                                     -                 -               (298)
Capital losses                                                                        -              (544)           (18,296)
                                                                               ---------       -----------          ---------
                                                                                      -             4,448             14,053
                                                                               =========       ===========          =========

C.       Non-cash activities

Sale of fixed assets in return for shares in investee company                                           -              1,017
Exchange of shares in investee companies                                                                -                449






The accompanying notes are an integral part of these interim financial statements.


                                                             ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------


Note 1 - General

         These are interim consolidated financial statements, in a condensed format, as of March 31, 2002 and for the three-month period then ended. These interim consolidated financial statements should be read in conjunction with Company's annual consolidated financial statements as of December 31, 2001 and their accompanying notes.

         The Company's Board of Directors approved Management's recommendation that the company be split- up into five additional companies which will engage in different activities, as follows:
         Access (Inovia), Transport (Enavis), Optical Networks
         (Lightscape), Next generation Telephony Solutions (NGTS) and Wireless (Innowave).

         As of the balance sheet date, five subsidiaries are operating and the related employees have been transferred to them and operate as branches of the Company till the date that the assets (including intangibles) and liabilities will be transferred into the new companies.

         The transferring of the holding in the above mentioned subsidiaries to the shareholders was postponed mainly because of the slowdown in the global communications market and the decline in the demand for products of the Company.


Note 2 - Significant Accounting Policies

         A. The accounting policies applied in the preparation of these interim consolidated financial statements are identical with those applied in the preparation of the latest annual consolidated financial statements, except as discussed in Note 4(A) and 4(B) below.

         B. The interim consolidated financial statements are prepared in accordance with accounting principles for preparation of financial statements for interim periods.


Note 3 - Financial Statements Denominated in U.S. Dollars

         The interim consolidated financial statements have been prepared on the basis of historical cost convention and denominated in U.S. dollars.

                                                              ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 4 - Accounting Changes

         A. In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations completed from July 1, 2001. Statement 141 also specifies that types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement 142 will also require that recognized intangible assets be amortized over their respective estimated useful lives. Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with the Standard until its life is determined to no longer be indefinite. As to impairment in value, see SFAS 144 below.

                  The Company adopted the provisions of Statement 141 on July 1, 2001 and Statement 142 on January 1, 2002.

                  Statement 141 requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets.

                  In connection with the transitional impairment evaluation, Statement 142 requires the Company to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, the Company must (1) identify its reporting units,
                  (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. This first step of the transitional assessment is required to be completed by June 30, 2002. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. The difference between total fair value as defined above and carrying value of all the reporting segments is defined as the 'fair value' of the goodwill. If the fair value of the goodwill is lower than its carrying value, the Statement requires that the difference be included in goodwill. This is the second step in assessing the impairment and it must be completed as soon as possible, but no later than December 31, 2002. Any transitional impairment loss will be recognized as the effect of a change in accounting principle in the Company's statement of earnings and will be recorded retroactively to January 1, 2002.

                  In the current period the Company applied the instructions of SFAS 142 and performed the valuation as provided in the said standard. Accordingly, a loss from a decline in value of goodwill, in the amount of $ 37,196 thousand, which is attributed mainly to Innowave was included as a cumulative effect of a change in accounting policy.

                  In the financial statements for the three month period ended March 31, 2002, and for the year ended December 31, 2001, amortization of goodwill was recorded in the amounts of $ 6,038 thousand and $ 17,946 thousand, respectively.

                                                              ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 4 - Accounting Changes (cont'd)

         B. In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No.144). SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. In addition, SFAS 144 requires the Company to show separately operations which have been disposed of (sold, abandoned or liquidated) or classified as up for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. The Company adopted SFAS No. 144 from January 1, 2002.

                  As a result of the decline in the current period in the demand for products of Innowave, the management has updated its forecast of anticipated sales. Accordingly, in the current period a loss was recorded from the decline in value of other intangible assets in Innowave in the amount of $ 15,926 thousand.

         C.       See also Note 9E regarding the effect of adopting SAB
                  101.


Note 5 - Liens on Assets

         A part of the existing and future liabilities of the Company towards Israeli banks is collateralized by certain pledges on certain assets (real estate in Israel), on certain rights (shares in ECtel, Lightscape and Inovia) and on certain rights, as well as by an unlimited "negative pledge" on the assets of the Company. As a precondition to the continued granting of credit by the banks, and in accordance with the "negative pledge", the Company has to maintain certain financial ratios, such as equity capital, ratio of capital to assets, current ratio and a certain ratio of operating income to the Company's liabilities and ability to meet them. According to an agreement with the lending banks, the Company was to maintain these ratios since the third quarter of 2001.

         In the first quarter of 2002, an agreement was signed with the said banks, according to which the financial ratios will be in effect from the third quarter of 2002 (hereinafter - the determining date), subject to certain conditions.

         Furthermore, the Company is negotiating with the banks for changes of certain financial ratios which are implied from the said determining date.

                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------



Note 6 - Material Transactions in the Current Period

         A.       Repayment of long-term loans

         During the quarter of the Company made an early repayment of a long-term loan from banks in the amount of $ 50 million.


         B.       Shareholders' equity

         On December 6, 2001 an agreement was signed for the private placement of 12.5% of the share capital of the Company to a group of investors. During the quarter the shares were issued to the group of investors in consideration of $ 49 million (net of issuance expense). The allotment was partly executed from the treasury stock that was held by the Company.


         C.       Sale of investment

         During the quarter the Company sold 8.5% of the share capital of EcTel and options that were issued in the past to its employees were converted into shares of EcTel. As a result the Company recognized a pre-tax gain of $ 12 million. Following the sale and conversion of options the Company's holding in EcTel decreased to 59%.


         D.       Sale of long-term notes

         In the current period, the Company sold long-term notes of customers in the amount of $ 11,063 thousand to a bank. Subsequent to balance sheet date, the Company sold to the same bank additional long-term notes of customers in the amount of $ 3,249 thousand.


Note 7 - Legal Procedures

         On June 12, 2001, six class action suits were filed by shareholders, against the Company and certain of its senior officers and directors, past and present. The class actions were filed in the name of persons who held shares in the Company during the period from May 2, 2000 to February 14, 2001 ("the investment period"). The plaintiffs claim fraud, a deceptive course of business and the publication of misleading financial statements, which injured purchasers of ECI stock during the investment period.

         By an order dated August 24, 2001, the Court consolidated the six complaints into a single action. The Court appointed Lead Plaintiff and Lead Counsel on September 28, 2001.

                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 7 - Legal Procedures (cont'd)

         On October 5, 2001, the Lead Plaintiff filed the first consolidated class action, which was dismissed by the court.

         On December 7, 2001, Lead Plaintiff filed a second consolidated class action (the "second class action") against the Company, its CEO and the then CFO for violation of Sections 10(b) and 10b- 5 of the Securities Exchange Act of 1934 ("the Act") thereunder, and against the CEO and former CFO under Section 20(a) of the Act.

         At hearings held on January 18 and 23, 2002, the Court denied Defendants' motion to dismiss the claims. A proposed joint discovery schedule has been agreed upon by the parties and submitted to the Court. The Court has not yet approved or disapproved the proposed schedule.

         The Company believes that plaintiffs' claims have no basis and intends to vigorously defend the actions.

         The parties are currently engaged in settlement negotiation. There can be no assurance that these negotiations will lead to a settlement of the litigation.


Note 8 - Segment Reports

         1.       Segment activities disclosure:

         Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to the management. The Company's internal financial reporting systems present various data for management to run the business, including profit and loss statements (P&L) prepared on a basis which is not necessarily consistent with U.S. generally accepted accounting principles.

                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 8 - Segments Reports (cont'd)

         2.       Operational segment disclosure:

         The following financial information is the information that management uses for analyzing the business results. The figures are presented on a consolidated basis and reflect its presentation to the management.


                                                                    Three months ended March 31, 2002 (Unaudited)
                                                   ------------------------------------------------------------------------------
                                                     Lightscape          Enavis        Innowave         Inovia            NGTS
                                                    $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                                   ------------------------------------------------------------------------------

         Revenues                                       48,112          15,856          19,285         67,546          16,424
                                                    ==========        ========        ========        =======          ======

         Gross profit (loss)                            18,322           6,779           7,692         17,044          10,363
         Operating expenses                             19,690           7,629           7,110         16,752          10,164
         Impairment of assets                                -               -          15,835              -               -
                                                    -----------       ---------       ---------        -------         -------
         Operating profit (loss)                        (1,368)           (850)        (15,253)           292             199
                                                    ===========       =========       =========        ========        ========


                                                                    Three months ended March 31, 2001 (Unaudited)
                                                   ------------------------------------------------------------------------------
                                                     Lightscape          Enavis        Innowave         Inovia            NGTS
                                                    $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                                   ------------------------------------------------------------------------------

         Revenues                                       53,373          36,754          35,157         63,635          18,165
                                                    ==========        ========        ========        =======          ======
         Gross profit                                  (10,579)         14,208           4,078        (51,510)         (6,188)
         Operating expenses                             24,382          19,363          16,344         22,900          15,997
         Impairment of assets                                -               -          36,502         37,896           7,569
         Restructuring expenses                              -           2,128           3,318            462               -
                                                    -----------       ---------       ---------        -------         -------
         Operating profit (loss)                       (34,961)         (7,283)        (52,086)      (112,768)        (29,754)
                                                    ==========        ========        ========        =======          ======


(Continuation of table)


                                                    Three months ended March 31, 2002 (Unaudited)
                                                   ----------------------------------------------
                                                          EcTel           Other    Consolidated
                                                    $ thousands     $ thousands     $ thousands
                                                   ----------------------------------------------

         Revenues                                       23,096           4,375         194,694
                                                       =======          ======        ========

         Gross profit (loss)                            13,727          (2,265)         71,662
         Operating expenses                              9,752           4,614          75,711
         Impairment of assets                                -               -          15,835
                                                       --------         -------       --------
         Operating profit (loss)                         3,975          (6,879)        (19,884)
                                                       ========         ========      =========

                                                    Three months ended March 31, 2002 (Unaudited)
                                                   ----------------------------------------------
                                                          EcTel          Other*    Consolidated
                                                    $ thousands     $ thousands     $ thousands
                                                   ----------------------------------------------

         Revenues                                       18,210          27,216         252,510
                                                       =======          ======        ========
         Gross profit                                   10,473           7,680         (31,838)
         Operating expenses                              7,763          13,310         120,059
         Impairment of assets                                -           1,200          83,167
         Restructuring expenses                              -           1,588           7,496
                                                       --------         -------       --------
         Operating profit (loss)                         2,710          (8,418)       (242,560)
                                                       =======          ======        ========


     * Including revenue of the business segments in the amount of $15,890 thousand.


                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------

Note 8 - Segments Reports (cont'd)


                                                                              Year ended December 31, 2001
                                                   ------------------------------------------------------------------------------
                                                     Lightscape          Enavis        Innowave         Inovia            NGTS
                                                    $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                                   ------------------------------------------------------------------------------

         Revenues                                      210,089         101,667         123,234        332,338          83,204
                                                     ===========      =========       =========      =========        =========
         Gross profit (loss)                            42,746          37,926          33,180        (27,595)         38,306
         Operating expenses                             90,359          57,062          55,967         78,675          58,786
         Impairment of assets                                -          44,766          36,980         39,806           8,898
         Restructuring and spin-off
          expenses                                           -               -               -          8,394               -
         Liability for royalties payable to
          the Chief Scientist                            1,778           6,131           5,141          4,365             840
         Purchase of in-process research
          and development                                    -               -               -              -               -
                                                     -----------      ---------       ---------      ---------        --------
         Operating profit (loss)                       (49,391)        (70,033)        (64,908)      (158,835)        (30,218)
                                                     ===========      =========       =========      =========        =========


(Continuation of table)



                                                          Year ended December 31, 2001
                                                   ---------------------------------------------
                                                         EcTel          Other*    Consolidated
                                                   $ thousands     $ thousands     $ thousands
                                                   ---------------------------------------------

         Revenues                                      80,598          83,499       1,014,629
                                                     ==========      =========     ===========
         Gross profit (loss)                           46,783          17,961         189,307
         Operating expenses                            34,988          30,977         406,814
         Impairment of assets                               -           3,056         133,506
         Restructuring and spin-off
          expenses                                          -               -           8,394
         Liability for royalties payable to
          the Chief Scientist                               -           6,267          24,522
         Purchase of in-process research
          and development                                 916               -             916
                                                     ----------      ---------     -----------
         Operating profit (loss)                       10,879         (22,339)       (384,845)
                                                     ==========      =========     ===========



        * Including revenue of the business segments in the amount of $45,225 thousand.

                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 9 - Material Differences Between US and Israeli GAAP

         The material differences between measurements according to U.S. and Israeli GAAP, applicable to these financial statements, are as follows:

         A. According to U.S. GAAP, available-for-sale securities are stated at market value. Any increase in their value is shown separately in shareholders' equity. According to Israeli GAAP, quoted securities which meet the definition of 'current investments' are stated at market value and any increase in their value is shown in the income statement. Quoted securities which do not meet the definition are shown at cost.


         B. According to U.S. GAAP, no deferred taxes are recorded on adjustments arising from the difference between the rate of change of the C.P.I. (the base on which income taxes are calculated) and the rate of change in the dollar - shekel exchange rate. According to Israeli GAAP, deferred taxes are recorded on such adjustments.


         C. Commencing January 1, 2001, the Company has adopted Standard 133 - "Accounting for derivative Instruments and Hedging Activities".

                  The Standard requires calculation and classification of all derivative financial instruments in the balance sheet as assets or liabilities and measurement thereof based on fair value. Changes in the fair value of derivative financial instruments are recorded in the statement of operations or the comprehensive income statement in accordance with the designation of the use of the instrument. Pursuant to the accounting principles in Israel, the results of derivative financial instruments which are defined as "hedging" items, are recorded in correspondence with the recording of the hedged item in the financial statements, based on the change in the currency rates of exchange during the reported period.


         D.       In July 2001, the Financial Accounting Standards Board
                  (FASB) issued FASB Statements No. 141 "Business Combinations" and No. 142 "Goodwill and Other Intangible Assets" (FAS 141 and FAS 142). FAS 141 replaces APB 16 and eliminates pooling-of-interests accounting prospectively. It also provides guidance on purchase accounting related to the recognition of intangible assets and accounting for negative goodwill.

                  Standard No. 142 cancels the periodic amortization of goodwill and provides that the value of goodwill should be examined at least once a year or when circumstances indicate that there has been a decline in its value. When the circumstances require the recording of a provision for the decline in value of the goodwill, the loss will be presented as a separate item in the statement of operations after the provision for income tax and before the results of extraordinary items, but upon the initial implementation of the standard the decline in the value of the goodwill will be presented as a change in accounting policy. Standard No. 141 was applied in the third quarter of 2001 and Standard No. 142 was applied by the Company beginning from the current period.
                  According to Israeli GAAP the Company chose to apply SFAS 121.

                                                              ECI Telecom Ltd.


Condensed Notes to the Interim Consolidated Financial Statements
------------------------------------------------------------------------------


Note 9 - Material Differences Between US and Israeli GAAP (cont'd)


         E. In the fourth quarter of 2000, Staff Accounting Bulletin SAB No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), became effective. SAB 101 deals with revenue recognition policies in financial statements. The changes resulting from SAB 101 primarily affected the reporting of sales of products under agreements that contained customer acceptance criteria or payment terms that were linked to the timing of the installation of the product at the customer specified location. Since SAB 101 only took effect in the fourth quarter of the year, its instructions should be applied retroactively as from the beginning of 2000 and the results for the first three quarters should be restated.

                  According to Israeli GAAP, the new guidelines may only be adopted from the beginning of the first period for which financial statements have not yet been drawn up and published - i.e. the fourth quarter of 2000 - if, in the opinion of management, they are appropriate to the economic and business environment in which the Company operates.



                                                                                                               ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-------------------------------------------------------------------------------------------------------------------------------



Note 9 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows:

         A.       Consolidated Statements of Income


                                                           Three months ended March 31, 2002    Three months ended March 31, 2001
                                                    ------------------------------------------------------------------------------
                                                                                     According                           According
                                                                                            to                                  to
                                                         As reported   Adjustment      Israeli           As   Adjustment   Israeli
                                                                                          GAAP     reported                   GAAP
                                                       $ thousands  $ thousands  $ thousands   $ thousands  $ thousands $ thousands
                                                    ------------------------------------------------------------------------------
                                                       (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited) (Unaudited)
                                                    ------------------------------------------------------------------------------

         Revenues                                           194,694         (743)     193,951      252,510    (8,957)    243,553

         Cost of revenue (including inventory               123,032         (201)     122,831   (*)284,348    (5,753)    278,595
         write-off)

         Selling and marketing expenses                      31,636          (12)      31,624    (*)44,012      (629)      43,383

         General and administrative expenses                 15,926            -       15,926       26,367     8,494      34,861

         Amortization of acquisition valued
          intangible assets                                     440        1,754        2,194            -         -           -

         Impairment of assets                                15,835       35,851       51,686            -         -           -

         Financial expenses                                   7,534          432        7,966       15,253     1,703      16,956

         Financial income                                    (6,243)        (288)      (6,531)      (8,955)   (4,156)    (13,111)

         Other income (expenses)                             10,714            -       10,714      (20,157)        -     (20,157)

         Taxes on income                                     (4,677)          91       (4,586)         648       (45)        603

         Company's equity in result of investee
          companies, net                                          -            -            -            -         -           -

         Cumulative effect of an accounting
         change, net                                        (37,196)      37,196            -        1,703    (1,703)          -

         Net loss                                           (52,070)        (704)     (52,774)    (256,442)  (15,270)   (271,712)


(Continuation of table)


                                                         Year ended December 31, 2001
                                                   -----------------------------------------
                                                                              According to
                                                    As reported   Adjustment  Israeli GAAP
                                                    $ thousands  $ thousands   $ thousands
                                                   -----------------------------------------
                                                      (Audited)    (Audited)     (Audited)
                                                   -----------------------------------------

         Revenues                                    1,014,629      (35,366)      979,263

         Cost of revenue (including inventory          825,322      (11,184)      814,138
         write-off)

         Selling and marketing expenses                155,684       (1,598)      154,086

         General and administrative expenses            91,778            -        91,778

         Amortization of acquisition valued
          intangible assets                             17,946            -        17,946

         Impairment of assets                          133,506            -       133,506

         Financial expenses                             33,776        1,475        35,251

         Financial income                              (27,806)           -       (27,806)

         Other income (expenses)                       (32,768)           -       (32,768)

         Taxes on income                                  (221)         (30)         (251)

         Company's equity in result of investee
          companies, net                                     -            -             -

         Cumulative effect of an accounting
         change, net                                     1,703       (1,703)            -

         Net loss                                     (412,376)     (22,842)     (435,218)


        (*)      Reclassified


                                                              ECI Telecom Ltd.

Condensed Notes to the Interim Consolidated Financial Statements
-----------------------------------------------------------------------------


Note 9 - Material Differences Between U.S. and Israeli GAAP (cont'd)

         The effects on the financial statements are as follows: (cont'd)

         B.       Consolidated Balance Sheets


                                                                    As at March 31, 2002                   As at March 31, 2001
                                                 --------------------------------------------------------------------------------
                                                                               According                              According
                                                                                      to                                     to
                                                   As reported   Adjustment      Israeli           As   Adjustment      Israeli
                                                                                    GAAP     reported                      GAAP
                                                   $ thousands  $ thousands  $ thousands  $ thousands  $ thousands  $ thousands
                                                 --------------------------------------------------------------------------------
                                                   (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)
                                                 --------------------------------------------------------------------------------

         Trade receivables                            267,384       11,683      279,067      422,772       29,774      452,546

         Inventories                                  242,776       (4,027)     238,749      380,982       (9,659)     371,323

         Other assets                                  29,954        1,522       31,476      123,442        1,955      125,397

         Other payables and accrued liabilities       189,556          165      189,721      234,735        1,914      236,649

         Accumulated other comprehensive
          income (loss)                                 1,944       (1,944)           -         (923)         923            -

         Shareholders' equity                         752,556        9,013      761,569      902,611       20,156      922,767



(Continuation of table)

                                                               As at December 31, 2001
                                                -----------------------------------------


                                                                          According to
                                                As reported   Adjustment  Israeli GAAP
                                                $ thousands  $ thousands   $ thousands
                                                -----------------------------------------
                                                  (Audited)    (Audited)     (Audited)
                                                -----------------------------------------

         Trade receivables                         300,753       12,426       313,179

         Inventories                               274,640       (4,228)      270,412

         Other assets                               82,918        1,840        84,758

         Other payables and accrued liabilities    180,780          177       180,957

         Accumulated other comprehensive
          income (loss)                              1,800       (1,800)            -

         Shareholders' equity                      754,856        9,861       764,717


                              ECI Telecom Ltd.
                            Interim Consolidated
                            Financial Statements
                                (Unaudited)
                            As at March 31, 2002